Exhibit 99.2

[LETTERHEAD OF CENTERVIEW PARTNERS LLC]

The Strategic Alternatives Committee of the Board of Directors

Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, NV 89109

The Strategic Alternatives Committee of the Board of Directors:

We hereby consent to the inclusion of our opinion letter, dated February 17, 2017, to the Strategic Alternatives Committee of the Board of Directors of Caesars Entertainment Corporation (“CEC”) as Annex C to, and reference thereto under the headings “Summary—Opinion of Financial Advisor to the CEC SAC”, “CEC and CAC Proposal 1: Adoption of the Merger Agreement and Approval of the Merger—Background of the Transactions”, “CEC and CAC Proposal 1: Adoption of the Merger Agreement and Approval of the Merger—CEC’s Reasons for the Merger; Recommendation of the CEC SAC and CEC Board of Directors”, and “CEC and CAC Proposal 1: Adoption of the Merger Agreement and Approval of the Merger—Opinion of Financial Advisor to the CEC SAC” in the joint proxy statement/prospectus relating to the proposed transaction involving CEC and Caesars Acquisition Company, which joint proxy statement/prospectus forms a part of the Registration Statement on Form S-4 of CEC (as amended, the “Registration Statement”). By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

June 5, 2017